Rainford Knight · 3rd

Florida Institute of Finance, LLC

Finance Professor | Transparency, LLC

West Palm Beach, Florida, United States · 500+ connections ·

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Florida Institute of Finance | Consultants| Corporate Trainers

Corporate Training | Florida Institute of Finance | United States

Welcome to the Florida Institute of Finance, LLC. We are Consultants and Corporate Trainers. What can we help you to achieve today?

Experience

Founder and Managing Partner

Florida Institute of Finance, LLC

2004 – Present · 17 yrs

West Palm Beach, Florida Area

FIF provides consulting and training services. In both areas, we focus on improving business performance by creating and enhancing value for our clients. Visit us at www.FIFTC.com.



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Education

Florida, Florida Atlantic

PhD, Physics, Finance



